UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MANCHESTER UNITED PLC

(Name of Issuer)

Class A ordinary shares, par value $0.0005 per share

(Title of Class of Securities)

G5784H106

(CUSIP Number)

c/o Manchester United plc

Old Trafford

Manchester M16 0RA

United Kingdom

+44 (0) 161 868 8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS Avram Glazer Irrevocable Exempt Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,141,164
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,141,164
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,141,164
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.7%
14		TYPE OF REPORTING PERSON OO

1		NAMES OF REPORTING PERSONS Avram Glazer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,141,164
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,141,164
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,141,164
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.7%
14		TYPE OF REPORTING PERSON IN

1		NAMES OF REPORTING PERSONS AAGT Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON OO (limited liability company)

Explanatory Note

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 23, 2013, as previously amended (the “Statement”), relating to Class A ordinary shares, par value $0.0005 per share (the “Class A ordinary shares”) of Manchester United plc, a Cayman Islands company (the “Issuer”).  Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

ITEM 4.                   Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by inserting the following information:

On September 21, 2020, AAGT Holdings LLC repaid its obligations under the previously disclosed August 2017 line of credit agreement with CPPIB Credit Investments Inc. and Albacore Partners I Investment Holdings B DAC (the “CPPIB Agreement”). As a result, the 707,613 Class A ordinary shares and 13,032,176 Class B ordinary shares of the Issuer pledged pursuant to the CPPIB Agreement were released from the pledged and the CPPIB Agreement was terminated according to its terms. On September 21, 2020, AAGT Holdings LLC, assigned 707,613 Class A ordinary shares and 13,032,176 Class B ordinary shares of the Issuer (the “Assigned Shares”) to the Avram Glazer Irrevocable Exempt Trust in an estate planning transaction.  No consideration was paid by the Avram Glazer Irrevocable Exempt Trust for the Assigned Shares.

Item 5.                            Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) — (b)

The following sets forth, as of the date of this Statement, the aggregate number and percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons, as well as the number of Class A ordinary shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, based 40,570,967 Class A ordinary shares outstanding as of June 30, 2019.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Avram Glazer Irrevocable Exempt Trust	23,141,164	36.7%	0	23,141,164	0	23,141,164
Avram Glazer	23,141,164	36.7%	0	23,141,164	0	23,141,164
AAGT Holdings LLC	0	0%	0	0	0	0

The Trust is the record holder of 22,433,551 Class B ordinary shares, which are convertible on a one-for-one basis into Class A ordinary shares at any time at the option of the holder.  The Trust is the record holder of 707,613 Class A ordinary shares.  The Trustee is a trustee of the Trust, and in such capacity may be deemed to beneficially own the shares held of record by the Trust and the LLC.

(c)                                  Except as reported in Item 4 above, during the past 60 days none of the Reporting Persons has effected any transactions in the Class A ordinary shares of the Issuer.

(d)                                 None.

(e)                                  Following the assignment of shares described in Item 4 above from AAGT Holdings LLC to the Avram Glazer Irrevocable Exempt Trust for no consideration as part of an estate planning transaction, AAGT Holdings LLC ceased to be the beneficial owner of any of the Class A ordinary shares of the issuer.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is amended and supplemented as follows:

Item 4 above summarizes certain updates to the CPPIB Agreement and is incorporated herein by reference. On September 21, 2020, AAGT Holdings LLC provided 707,613 Class A ordinary shares and 12,814,965 Class B ordinary shares as security pursuant to a line of credit agreement entered into with Deutsche Bank Trust Company Americas, to replace the CPPIB Agreement. Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                                                         Materials to be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement by and between Avram Glazer Irrevocable Exempt Trust, Avram Glazer, and AAGT Holdings LLC, dated October 1, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                  October 1, 2020

Avram Glazer Irrevocable Exempt Trust

By:	/s/ Avram Glazer
Name:	Avram Glazer
Title:	Trustee

Avram Glazer

/s/ Avram Glazer
Name:	Avram Glazer

AAGT Holdings LLC

By:	Avram Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Avram Glazer
Name:	Avram Glazer
Title:	Trustee